Exhibit 21.1

Subsidiaries of

ICC Holdings, Inc.

Illinois Casualty Company	Illinois

ICC Realty, LLC	Illinois

Beverage Insurance Agency, Inc.	Illinois

Estrella Innovative Solutions, Inc.	Illinois

Southern Hospitality Education, LLC, dba Katkin	Missouri